8:46 AM
08/26/21
Accrual Basis

Oso Pequeno LLC
Profit & Loss
January through July 2021

				Jan - Jul 21
Ordinary Income/Expense				
Income				
41000 · Food Sales				5,475.00
41100 · Food Catering and Delivery				75,757.59
49120 · Dinner Ticket				47,340.00
Total Income				128,572.59
Cost of Goods Sold				
51000 · Food Costs				
51100 · Dairy			251.59	
51200 · Seafood			6,615.28	
51300 · Meat			1,800.62	
51400 · Poultry			5.00	
51500 · Grocery & Dry Goods			2,820.85	
51510 · Produce			6,685.94	
51000 · Food Costs - Other			4,048.81	
Total 51000 · Food Costs				22,228.09
53000 · Wine Costs				5,567.53
54000 · Beer Costs				259.88
56000 · Beverage, NA				445.50
Total COGS				28,501.00
Gross Profit				100,071.59
Expense				
60000 · Labor				
60010 · Guaranteed Pymnts S Stowaway			0.00	
60100 · Salaries and Wages Gross				
66000 · Payroll Expenses		30,588.20		
Total 60100 · Salaries and Wages Gross			30,588.20	
60200 · Payroll Costs & Emp Benefits				
60230 · Employer Taxes		3,592.12		
Total 60200 · Payroll Costs & Emp Benefits			3,592.12	
Total 60000 · Labor				34,180.32
61000 · Controllable Expenses				
61100 · Supplies				
61105 · China Glass & Silver		1,631.25		
61110 · Restaurant Supplies		15,858.51		
61125 · Kitchen Supplies		2,445.39		
61130 · Office Supplies		1,426.20		
61150 · Uniforms		273.42		
61155 · Dues & Subscriptions		163.10		
61157 · Software & Subscriptions		2,899.91		
Total 61100 · Supplies			24,697.78	
61200 · Outside Services				
61240 · Postage & Shipping		160.00		
61250 · Temp Help		31,282.53		
Total 61200 · Outside Services			31,442.53	
61300 · Repair & Maintenance			1,474.87	
61600 · Guest Relations			4,140.85	
61700 · Travel & Entertainment				
61710 · Meals and Entertainment		13.12		
61720 · Auto Parking & Transport		3,338.89		
Total 61700 · Travel & Entertainment			3,352.01	
Total 61000 · Controllable Expenses				65,108.04

Oso Pequeno LLC
Profit & Loss
January through July 2021

	Jan - Jul 21
65000 · Non-Controllable Expenses	
65100 · Promotion Marketing Advertising	
65110 · Advertising	9,039.06
65140 · Market Research	8,365.43
65100 · Promotion Marketing Advertising - Other	13,086.30
Total 65100 · Promotion Marketing Advertising	30,490.79
65200 · Service Charges & Fees	
65210 · Credit Card Merchant Fees	2,703.28
65220 · Bank Charges	336.50
65230 · Payroll Processing	15.75
Total 65200 · Service Charges & Fees	3,055.53
65300 · Professional Fees	
65310 · Legal & Professional Fees	8,880.50
65320 · Accounting	8,083.90
65330 · Accounting - Tax	3,250.00
65300 · Professional Fees - Other	100.00
Total 65300 · Professional Fees	20,314.40
Total 65000 · Non-Controllable Expenses	53,860.72
67000 · Occupancy	
67100 · Rent - Base Rent	13,028.97
67405 · License Permits & Fees	35,137.29
Total 67000 · Occupancy	48,166.26
Total Expense	201,315.34
Net Ordinary Income	-101,243.75
Other Income/Expense	
Other Expense	
80020 · CA State FTB Tax & Fees	1,600.00
80030 · Interest Expense	2,632.00
Total Other Expense	4,232.00
Net Other Income	-4,232.00
Net Income	**-105,475.75**